Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AGCO Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-178399 and No. 333-142711) on Form S-8 of AGCO Corporation of our reports dated February 26, 2016, with respect to the consolidated balance sheets of AGCO Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of AGCO Corporation.

/s/ KPMG LLP

Atlanta, Georgia
February 26, 2016